EXHIBIT 99.1

UMEWORLD LIMITED
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2014 AND SEPTEMBER 30, 2013
(Unaudited)
(All amounts in US Dollars)

	June 30,	September30,
	2014	2013
	(Unaudited)	(Audited)
CURRENT ASSETS
Cash and Cash Equivalents	$893,903	$1,249,984
Accounts Receivable	10,073	162,539
Deposit	10,099	9,735
Prepayment	15,328	16,179
TOTAL CURRENT ASSETS	929,403	1,438,437
NON-CURRENT ASSETS
Property, plant and equipment, net	16,899	20,518
Loan Receivables	201,016	0
Deferred Charges	496,359	544,080
TOTAL NON-CURRENT ASSETS	714,274	564,598
TOTAL ASSETS	1,643,677	2,003,035
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	492,952	335,901
Unearned Revenue	407,461	407,937
TOTAL CURRENT LIABILITIES	900,413	743,838
NON-CURRENT LIABILITIES
Notes Payable	1,276,304	941,616
TOTAL LIABILITIES	2,176,717	1,685,454

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2013; June 30, 2014 - 89,036,000	8,904	8,904
Additional paid-in capital	24,683,453	22,043,516
Deficit	(25,407,801)	(21,904,789)
Accumulated Other Comprehensive Loss	(1,451)	(2,041)
Non-controlling Interest	183,855	171,991
TOTAL STOCKHOLDERS’ EQUITY/ (DEFICIENCY)	(533,040)	317,581
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$1,643,677	$2,003,035

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)
(All amounts in US Dollars)

	3 months ended June 30, 2014	3 months ended June 30, 2013	9 months ended June 30, 2014	9 months ended June 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
License Fees and Royalties	$0	$90,000	$0	550,329
Total Revenues	$0	$90,000	$0	$550,329
General and Administrative Expenses	265,202	215,961	791,763	407,749
Depreciation	1,197	515,993	3,607	515,993
Stock-based compensation (stock-option grants)	2,639,937		2,639,937
Gain/(Loss) from Operations	(2,906,336)	(641,954)	(3,435,307)	(373,413)
OTHER INCOME
Other Income	1	4,466	13,362	10,960
Interest Income	42	2,519	315	3,335
OTHER EXPENSES
Interest Expense, net	23,928	21,399	69,665	68,261
Gain/(Loss) before Income Taxes	(2,930,221)	(656,368)	(3,491,295)	(427,379)
Income Tax	-	-	-	-
Net Gain/(Loss)	(2,930,221)	(656,368)	(3,491,295)	(427,379)
Net Income/(Loss) attributable to Non-controlling interests	(3,907)	(3,902)	(11,717)	(11,715)
Net Gain/(Loss) attributable to UMeWorld Stockholders	(2,934,128)	(660,270)	(3,503,012)	(439,094)
Comprehensive Loss
Net Gain/(Loss)	(2,934,128)	(656,368)	(3,503,012)	(427,379)
Translation Adjustment	690	916	737	4,319
Comprehensive Gain/(Loss)	(2,933,438)	(655,452)	(3,502,275)	(423,060)
Less: Comprehensive Loss Attributable to Non-Controlling Interests	(157)	183	(147)	864
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(2,933,595)	(655,269)	(3,502,422)	(422,196)
Per Share Data
Net Loss Per Share, basic and diluted	$(0.0329)	$(0.0073)	$(0.0393)	$(0.0047)
Weighted Average Number of Common Shares Outstanding	89,036,000	89,036,000	89,036,000	89,036,000

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY
AS OF JUNE 30, 2014 AND SEPTEMBER 30, 2013
(UNAUDITED)
(All amounts in US Dollars)

				Accumulated		Total
	Common Stock		Additional	Other Com-		UMeWorld	Non-
	Number of		Paid in	prehensive		Stockholders’	controlling	Total Gain/
	Shares	Amount	Capital	Loss	(Deficiency)	Deficiency	Interest	(Deficiency)
Balance as of September 30, 2012 (Audit)	89,036,000	$8,904	$38,568,360	$(5,518)	$(19,122,924)	$19,448,822	$155,502	$19,604,324
Foreign Currency Translation				3,477		3,477	869	4,346
Non-controlling interest							15,620	15,620
Net Loss for the period					(19,658,287)	(19,658,287)		(19,658,287)
Completion of VIE			162,655			162,655		162,655
Redomicile to BVI			(16,687,499)		16,876,422	188,923		188,923
Balance as of September 30, 2013 (Audited)	89,036,000	$8,904	$22,043,516	$(2,041)	$(21,904,789)	$145,590	$171,991	$317,581
Stock-based compensation (stock-option grants)			2,639,937			2,639,937		2,639,937
Foreign Currency Translation				590		590	147	737
Non-controlling interest							11,717	11,717
Net Gain/(Loss) for the period					(3,503,012)	(3,503,012)		(3,503,012)
Balance as of June 30, 2014	89,036,000	$8,904	$24,683,453	$(1,451)	$(25,407,801)	$(716,895)	$183,855	$(533,040)

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED JUNE 30, 2014 AND 2013
(UNAUDITED)
(All amounts in US Dollars)

	3 months ended June 30, 2014	3 months ended June 30, 2013	9 months ended June 30, 2014	9 months ended June 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(2,930,221)	$(656,368)	$(3,491,295)	$(427,379)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	1,197	515,993	3,607	515,993
Stock-based compensation (stock-option grants)	2,639,937	0	2,639,937	0
Deposit	(342)	0	(364)	0
Machinery & Equipment written off		0	0	0
Non-Controlling Interest	4,087	4,819	11,864	16,034
Changes in assets and liabilities:
Deferred Charges	14,812	(680,177)	47,721	(680,177)
Decrease/(Increase) in prepayment	354	(11,844)	851	(12,887)
Decrease/(Increase) in accounts receivable	9,877	(2,963)	152,466	(146,571)
Decrease/(Increase) in loan receivable	0	1,585,702	(201,016)	1,574,654
(Decrease)/Increase in accounts payable and accrued liabilities	96,034	408,858	156,575	422,715
(Decrease)/Increase in accrued interest on notes payable	47,020	7,173	58,811	22,408

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	(117,245)	1,171,193	(620,843)	1,284,790

CASH FLOWS FROM INVESTING ACTIVITIES
Sold of Machinery & Equipment	0	(21,977)	0	(21,977)
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	(21,977)	0	(21,977)

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid In Capital	0	124,545	0	124,545
Issuance / (cancellation) of Common Stock	0	0	0	0
Issuance (repayment) of Notes Payable, net	62,692	(68,807)	275,876	(165,337)

NET CASH PROVIDED BY FINANCING ACTIVITIES	62,692	55,738	275,876	(40,792)
Effect of exchange rate changes on cash and cash equivalents	8,547	916	(11,114)	4,635
NET (DECREASE)/INCREASE IN CASH	(46,006)	1,205,870	(356,081)	1,226,656

CASH, and cash equivalents, beginning of period	939,909	25,128	1,249,984	4,342

CASH, and cash equivalents, end of period	$893,903	$1,230,998	$893,903	$1,230,998

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0	$0	$0
Interest Paid	$0	$0	$0	$0